Mail Stop 4561

December 1, 2009

Via Facsimile (646) 502-4778

Mr. Robert S. Rosenschein
President, Chief Executive Officer and Chairman of the Board
Answers Corporation
237 West 35th Street, Suite 1101
New York, New York 10001

> **Re:** **Answers Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2008**
> **Filed March 9, 2009**
> **Form 10-Q for the Quarterly Period ended September 30, 2009**
> **Filed on November 9, 2009**
> **File No. 001-32255**

Dear Mr. Rosenschein:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business

Advertising Relationships, page 13

1.   We note your disclosure regarding the reasons for which Google may terminate the GSA with no advance notice. As Google AdSense accounted for

approximately 82% of your total revenue for 2008, please tell us what consideration you gave to disclosing other material terms of this agreement, including but not limited to terms relating to exclusivity, obligations of the parties and revenue sharing. In addition, tell us whether you considered disclosing any material differences between AdSense for Search (AFS) and AdSense for Content (AFC), the two methods by which Google AdSense advertisements are generated on your Web properties.

Item 1A. Risk Factors

Risks Relating to our Business

"If we are unable to maintain and expand our computer and communications systems . . . ," page 24

2.   You disclose that you manage your website operations through a collocation facility located in New Jersey that is provided by NetAccess Corporation. We note that as disclosed in your Form 10-Q for the quarter ended September 30, 2009, you have opened a second facility in Utah provided by C7 Data Centers, Inc. that partially supports your daily flow of data and that you expect will provide redundancy of Web operations by the latter half of the fourth quarter of 2009. We note further your disclosure that a failure at the NetAccess facility in particular could cause interruptions and/or delays in service that could subject you to lost revenue from the loss of users and advertisers. In this regard, please tell us what consideration you gave to describing the material terms of any agreements with NetAccess Corporation and C7 Data Centers and to filing any such agreements as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Risks Related to Common Stocks

"As of December 31, 2007, we determined that we had material weaknesses in our internal control over financial reporting . . . ," page 29

3.   We note your disclosure that you remediated the material weaknesses by, in part, adopting an approval policy that limits the authority of certain officers to obligate the company. However, in your Form 10-K for the fiscal year ended December 31, 2007, you disclosed that management intended to implement an approval policy that would extend to notifying the company's banking institutions and causing the company's wholly-owned subsidiary, GuruNet Israel Ltd., to establish the same approval policy. While you indicated that you expected this material weakness to be fully remediated during the first half of 2008, we found no disclosure in your periodic reports for that year confirming that these specific measures have been implemented. Please tell us whether you have instituted

these measures and if so, why disclosure to this effect was not provided in any of your periodic reports.

Part III

Item 11. Executive Compensation

Compensation Program and Forms of Compensation, page 92

4.   We note your disclosure indicating that competitive salary practices and competitive external levels are considered in determining base salary and long-term incentives, respectively. Question and Answer 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K defines benchmarking, in the context of Item 402(b)(xiv) of Regulation S-K, as using compensation data about other companies as a reference point on which, either wholly or in part, to base, justify, or provide a framework for compensation decisions. Please clarify your process for determining compensation levels, at least one factor of which is "market information regarding compensation paid by other companies in your industry." If you base, justify, or provide a framework for compensation decisions, at least in part, by using compensation data about other companies, then it appears that you should disclose the companies that comprise this peer group.

5.   While you have provided general discussions of the various factors considered in determining each element of compensation to be paid to the named executive officer, you have not explained, other than for the chief executive officer, how the amount of compensation for each element was determined with respect to each of the named executives. For instance, we note that although base salaries were increased for all executives, you have not discussed the bases on which the compensation committee determined that base salary for each executive should be increased or how the increased amounts were determined. This comment also applies to the increases in option awards for all executive officers. Please advise.

6.   You state on page 92 that bonus payments for named executive officers, other than the chief executive officer, are determined based on financial performance and may be influenced by individual performance. Although you did not provide bonuses for any named executive officers, we note that you omitted entirely a discussion of the metrics on which corporate financial performance was based as well as the target levels. Disclosure of your financial performance metrics appears to be warranted even where target levels were not met. Please advise.

7.   In addition, to the extent individual performance was a factor in the determination not to award bonuses, it appears that this should be discussed as well. Please advise.

Outstanding Equity Awards at Fiscal Year-End, page 101

8.   Please disclose by footnote to the applicable column the vesting date of options held at fiscal year-end. See Instruction 2 to Item 402(p)(2) of Regulation S-K.

Part IV

Item 15. Exhibits and Financial Statement Schedules, page 106

9.   It appears that you have listed in the exhibit index exhibits that are not filed with the Form 10-K and that are not incorporated by reference. If you intended to incorporate exhibits by reference to other filings, this should be noted in the exhibit index. For example, see Exhibits 10.5C and D, as well as Exhibits 10.12 to 10.15. Please refer to Item 601(a)(2) of Regulation S-K and advise.

Form 10-Q for the Quarterly Period ended September 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months and Nine Months Ended September 30, 2009 and 2008

RPM Trends, page 29

10.   Please tell us what consideration you gave to discussing any differences in the RPM trends as between WikiAnswers and ReferenceAnswers. In this regard, we note statements by your Chief Strategic Officer Bruce Smith in your earnings call for the fourth quarter of 2008 indicating that he believed RPMs for WikiAnswers will be higher because of the predominance of AdSense for Content advertising on WikiAnswers and because of the commercial or transactional nature of the questions that can be generated by WikiAnswers that have a naturally higher RPM.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Dougherty, Attorney-Advisor, at (202) 551-3271 with any questions or concerns. If you need further assistance, you may contact me at (202) 551-3457. In addition, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

Maryse Mills-Apenteng
Special Counsel